GMAC

Commercial Mortgage

Management's Assertion Concerning Compliance

With Minimum Servicing Standards

March 17, 2003

As of and for the year ended December 31, 2002, GMAC Commercial Mortgage

Corporation has complied in all material respects, with the minimum servicing standards set forth in the company's minimum servicing standards (Exhibit A), which were derived from the Mortgage Bankers Association of America's Uniform Single Attestation

Program for Mortgage Bankers.

As of December 31, 2002, the company was covered by various General Motors

Corporation insurance policies providing for $400 million of fidelity bond insurance and

$400 million of errors and omissions insurance.

Robert D. Feller

Robert D. Feller

Chief Executive Officer

Wayne D. Hoch

Wayne D. Hoch

Executive Vice President and

Chief Financial Officer

Michael I. Lipson

Michael I. Lipson

Executive Vice President, Global Servicing

200 Witmer Road P.O. Box 1015 Horsham, PA 19044 8015